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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                  SCHEDULE TO
                                 (Rule 14D-100)

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                ----------------
                  CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST
      (as successor in interest to Renaissance Capital Partners II, Ltd.)
                       (Name of Subject Company (Issuer))

                                ----------------
                         SULZER MEDICA USA HOLDING CO.
                               SULZER MEDICA LTD.
                                   (Offerors)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                                  Trust Units
                         (Title of Class of Securities)
                                      N/A
                     (CUSIP Number of Class of Securities)

                                ----------------
                              David S. Wise, Esq.
                             Sulzer Medica USA Inc.
                       3 East Greenway Plaza, Suite 1600
                              Houston, Texas 77046
                           Telephone: (713) 561-6365
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                                    Copy to:
                                 Peter D. Lyons
                              Shearman & Sterling
                             555 California Street
                        San Francisco, California 94104
                                 (415) 616-1100

                                ----------------
                        CALCULATION OF REGISTRATION FEE
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
           Transaction Valuation*                          Amount of Filing Fee**
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                 $30,000,000                                       $6,000
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
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*  Estimated for purposes of calculating the amount of the filing fee only.
   Calculated by multiplying $1,387.12, the per Unit tender offer price, by 21,627, the number of units subject to the tender offer.
** Calculated as 1/50 of 1% of the transaction value. Previously paid. [_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:                                      Filing Party:
   Form or Registration No.:                                    Date Filed:

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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   This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on November 28, 2000 by Sulzer Medica USA Holding Co., a Delaware corporation ("Purchaser"). This Amendment No. 1 is filed by the Purchaser and Sulzer Medica Ltd., a company organized under the laws of Switzerland ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase up to 21,627 Trust Units (representing 50% of the total number of Trust Units) of Capital Partners II, Ltd. Liquidating Trust, a liquidating trust (the "Trust"), at a purchase price of $1,387.12 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 28, 2000 (the "Offer to Purchase") and in the related Transfer Agreement and instructions thereto (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The following items in the Schedule TO are hereby amended in order to amend in the manner described below the disclosure appearing in the following sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

   The disclosure appearing under the caption "Summary Term Sheet--Who is offering to buy my securities?" in the Offer to Purchase is amended by replacing the second sentence with the following:

     "Our and Sulzer Medica Ltd.'s principal business is the design, development, manufacture and marketing of a broad range of orthopedic and cardiovascular products, with a focus on implantable medical products and materials technology."

   The disclosure appearing under the caption "Summary Term Sheet--Is your financial condition relevant to my decision to tender in the offer?" in the Offer to Purchase is amended and restated as follows:

  ". Because the form of payment consists solely of cash and all of the funds which will be needed are available from our cash on hand, and also because our power through our representation on the Trust's Board of Trustees will be limited, we do not think the financial condition of either Sulzer Medica USA Holding Co. or Sulzer Medica Ltd. is relevant to your decision to tender in the offer."

   The disclosure appearing under the caption "Summary Term Sheet--If I decide not to tender, how will the offer affect my trust units?" in the Offer to Purchase is amended by adding the following paragraph:

  ". So long as we own at least 35% of the then outstanding trust units, we will have the right to designate supervising trustees constituting one-third of the board of trustees of the Trust. The board of trustees' powers under the trust agreement are limited to: (1) removal of the liquidating trustee, but only for good cause, and (2) appointing a successor liquidating trustee in the event of a vacancy."

Item 2. Subject Company Information.

   The disclosure appearing in Section 6 of the Offer to Purchase is amended by adding the following paragraph:

     "Since the primary assets of the Trust are 7,202,408 shares of Tutogen common stock and options and warrants to purchase an additional 703,500 shares of Tutogen common stock, the Purchaser determined the price per Trust Unit by reference to the market price of Tutogen common stock. On November 17, 2000, the last full trading day prior to the announcement of the execution of the Agreement and of Purchaser's intention to commence the Offer, the closing price per share of Tutogen common stock as reported on the American Stock Exchange was $4 7/8. On November 27, 2000, the last full trading day prior to the commencement of the Offer, the closing price per share of Tutogen common stock as reported on the American Stock Exchange was $5 5/8. For the quarter ended September 30, 2000, the high and low sales prices per share of Tutogen common stock on the American Stock Exchange were 6 3/8 and 3 11/16, respectively."

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

Item 3. Identity and Background of Filing Person.

   The disclosure appearing in Section 8 of the Offer to Purchase is amended by
(1) replacing the third sentence of the first paragraph with the following:

     "Purchaser's and Parent's principal business is the design, development, manufacture and marketing of a broad range of orthopedic and cardiovascular products, with a focus on implantable medical products and materials technology."

(2) by adding the following sentence to the first paragraph:

     "Parent's principal offices are located at Zurcherstrasse 12, 8401 Winterthur, Switzerland."

and (3) by revising each reference to Purchaser to include a reference to Parent.

   The disclosure appearing in the first paragraph of Section 7 of the Offer to Purchase, in the first paragraph under the caption "Agreement" under Section 10 of the Offer to Purchase, and in Section 15 and Section 17 of the Offer to Purchase is amended by revising each reference to Purchaser to include a reference to Parent.

Item 7. Source and Amount of Funds or Other Consideration.

   The second sentence of Section 9 of the Offer to Purchase is replaced with the following:

     "Purchaser will fund this amount using cash on hand."

 Item 12. Material to Be Filed as Exhibits.
 (a)(1)*  Offer to Purchase dated November 28, 2000.
 (a)(2)*  Form of Transfer Agreement and Instructions Thereto.
 (a)(3)*  Form of Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
 (a)(4)*  Press Release issued by Purchaser and affiliates on November 28,
          2000.
 (d)(1)* Agreement, dated as of November 17, 2000, among Purchaser and the Liquidating Trustee.
 (d)(2)*  First Amended Option Agreement, dated September 29, 2000, between
          Tutogen Medical GmbH and Parent.
 (d)(3)*  First Amended International Distribution Agreement, dated September
          29, 2000 between Tutogen Medical GmbH and Sulzer Spine-Tech Inc.
 (d)(4)*+ First Amended U.S. Service Agreement, dated September 29, 2000, between Tutogen Medical, Inc. and Sulzer Spine-Tech Inc.
 (d)(5)*+ First Amended Processed Tissue Development and License Agreement, dated September 29, 2000, between Tutogen Medical GmbH and Sulzer
          Spine-Tech, Inc.
 (d)(6)*+ Xenograft Distribution Agreement, dated September 29, 2000, between
          Tutogen Medical GmbH and Sulzer Calcitek Inc.
 (d)(7)*+ U.S. Service Agreement, dated September 29, 2000, between Tutogen
          Medical, Inc. and Sulzer Calcitek Inc.
 (d)(8)*  Processed Tissue Development and License Agreement, dated September
          29, 2000, between Tutogen Medical GmbH and Sulzer Calcitek Inc.
 (d)(9)*  First Amended Umbrella Agreement, dated September 29, 2000, among
          Tutogen Medical GmbH, Tutogen Medical, Inc., Sulzer Spine-Tech, Inc.
          and Parent.

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*  Previously filed.
+ The Purchaser has applied for confidential treatment of portions of this exhibit. Accordingly, portions thereof have been omitted and have been filed separately with the Commission.

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

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2000

                                          SULZER MEDICA USA HOLDING CO.

                                          By:   /s/ David S. Wise
                                             __________________________________
                                               Name: David S. Wise
                                               Title: Secretary

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2000

                                          SULZER MEDICA LTD.

                                          By:  /s/ Andre P. Buchel
                                             __________________________________
                                               Name: Andre P. Buchel
                                             Title: Chief Executive Officer

                                          By:   /s/ Vanessa Oelz
                                             __________________________________
                                                Name: Vanessa Oelz
                                              Title: Secretary General

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